UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025
Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Form 6-K is a Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements of Star Bulk Carriers Corp. (the “Company”) as of September 30, 2025 and for the nine-month periods ended September 30, 2024 and 2025.

Attached as Exhibit 99.2 to this Form 6-K is a copy of the Company’s press release (the “Press Release”) announcing its unaudited financial and operating results for the Company's three- and nine-month periods ended September 30, 2025, which was issued on November 18, 2025.

The information contained in Exhibit 99.1 of this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-286185) and Registration Statement on Form S-8 (File No. 333-176922), in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Form 6-K, and the documents to which the Company refers in this Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Company, contain “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

●	the possibility that the expected synergies and value creation from the Eagle Merger (as defined below) will not be realized, or will not be realized within the expected time period;

●	the possibility that additional unexpected costs or difficulties related to the integration of the Company and Eagle’s operations will be greater than expected;

●	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;

●	the strength of world economies;

●	the stability of Europe and the Euro;

●	fluctuations in currencies, interest rates and foreign exchange rates;

●	business disruptions due to natural and other disasters or otherwise, such as the impact of any future epidemics;

●	the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector;

●	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of new buildings under construction;

●	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;

●	changes in our expenses, including bunker prices, dry docking, crewing and insurance costs;

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	the impact of current and potential additional trade tariffs on global trade and demand for dry bulk shipping;

●	the risk that trade disputes between U.S. and Chinese officials could result in the reimplementation of significant port fees that may impact our fleet;

●	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;

●	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices;

●	our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets;

●	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries;

●	potential cyber-attacks which may disrupt our business operations;

●	general domestic and international political conditions or events, including “trade wars,” the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East and the Houthi attacks in the Red Sea and the Gulf of Aden;

●	the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments;

●	our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;

●	potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists;

●	the availability of financing and refinancing;

●	the failure of our contract counterparties to meet their obligations;

●	our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business;

●	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;

●	vessel breakdowns and instances of off-hire;

●	potential exposure or loss from investment in derivative instruments;

●	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;

●	our ability to complete acquisition transactions as and when planned and upon the expected terms;

●	the impact of port or canal congestion or disruptions; and

●	the risk factors and other factors referred to in the Company's reports filed with or furnished to the U.S. Securities and Exchange Commission (“SEC”).

Consequently, all of the forward-looking statements we make in this document are qualified by the information contained or referred to herein, including, but not limited to, (i) the information contained under this heading and (ii) the information disclosed in the Company’s annual report on Form 20-F for the fiscal year ended 2024, filed with the SEC on March 19, 2025.

You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. Except as required by law, the Company undertakes no obligation to update any of these forward-looking statements, whether as a result of new information, future events, a change in the Company’s views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 26, 2025

Star Bulk Carriers Corp.

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit Number	Description

99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements of the Company for the nine-month periods ended September 30, 2024 and 2025.
99.2	Press Release dated November 18, 2025.